                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING
                                                                    -----------
                                                                     SEC FILE
                                                                      NUMBER
                                                                      0-22610
                                                                    -----------

                                                                    -----------
(CHECK ONE):  [X] FORM 10K   [_] FORM 20-F   [_] FORM 11-K            CUSIP
              [_] FORM 10-Q  [_] FORM N-SAR                           NUMBER
                                                                    238341 10 1
                                                                    -----------

              For Period Ended: December 31, 1998
              --------------------------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              [ ] Transition Report on Form 10-K
              For the Transition Period Ended:  ________________________________
--------------------------------------------------------------------------------
 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant
         Davel Communications, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable
         Davel Communications Group, Inc.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
         10120 Windhorst Road
--------------------------------------------------------------------------------
City, State and Zip Code
         Tampa, Florida 33619

PART II - RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
       On February 4, 1999, the Federal Communications Commission released its Third Report and Order in the Matter of Implementation of the Pay Telephone Reclassification and Compensation Provisions of the Telecommunications Act of 1996. Among other things, this Third Order reduced the dial-around compensation rate from $0.284 to $0.24 per call. During the same time frame, management concluded that its anticipated first quarter financial results would require certain waivers and amendments to the Registrant's existing senior credit facility. As a result of management's devotion of substantial time and attention to an analysis of the impact on the Registrant's revenues of the FCC's Third Order and to the preparation and negotiation of the necessary waivers and amendments to the Senior Credit Facility (as well as to the continuing integration of Peoples Telephone Company, Inc. following the merger that occurred December 23, 1998), it has not been able, despite its diligent efforts, to complete its Annual Report on Form 10-K for the year ended December 31, 1998 by the due date for such report without unreasonable effort or expense. The Registrant continues to devote substantial resources to complete its annual report promptly, and the Registrant intends to complete and file the Annual Report on Form 10-K no later than April 15, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Michael E. Hayes                (813)                 628-8000
     ----------------------------- ---------------------- ----------------------
              (Name)                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).                                        [X] Yes [_] NO

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [_] Yes [X] NO


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                          Davel Communications, Inc.
                          --------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999                                  BY: /S/ MICHAEL E. HAYES
      -------------                                      CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
----------------------------------          ------------------------------------
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).)
--------------------------------------------------------------------------------


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 202 of Regulations S-T ((S).232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S).232.13(b) of this chapter).